UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number 001-38209

DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)

British Virgin Islands
(Jurisdiction of incorporation or organization)

Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 4Q21 Financial Results

Gross Bookings up 46% quarter-over-quarter, rising to 75% of pre-pandemic 4Q19 levels

13.0% Revenue Margin

Adjusted EBITDA of $9.0 million, 9% above that reported in 4Q19

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--March 10, 2022--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”), the leading online travel company in Latin America, today announced unaudited financial results for the three-months ended December 31, 2021 (“fourth quarter 2021” or “4Q21”). Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial results are preliminary and subject to year-end audit and adjustment.

Fourth Quarter 2021 Financial and Operating Highlights
(For definitions, see page 12)

  Gross Bookings increased 46% quarter-over-quarter (“QoQ”) to $958.8 million, reflecting higher travel demand across the region, and reaching 75% of the pre-pandemic level in 4Q19.
  Transactions rose 22% QoQ and to 82% of 4Q19 volume.
  Room nights rose 32% QoQ to 71% of 4Q19 nights.
  Mobile represented 47% of Transactions in 4Q21, up 333 basis points (“bps”) compared to 4Q19.
  Revenues increased 49% QoQ to $124.6 million, or 86% of 4Q19 levels.
  Adjusted EBITDA was $9.0 million, 9% higher than 4Q19, despite Gross Bookings reaching only 75% of the same quarter’s level.
  Excluding Extraordinary Charges and Koin, Adjusted EBITDA would have been $16.3 million, 30% above the comparable 4Q19 level.
  Loyalty Program nearly tripled QoQ to 2.8 million members in 4Q21.
  Reached an agreement to acquire a 51% ownership stake in Stays, Brazil’s leading vacation rental channel manager for a total price of approximately $3.1 million.

[1] The Company has chosen to include comparisons against 4Q19, a pre-pandemic period, in this press release as a means for the investment community to compare 4Q21 results to a period not affected by the COVID-19 pandemic.

[2] See definition on page 13

Message from the CEO

Commenting on the Company’s performance, Damian Scokin, CEO stated:

“It is gratifying to report Adjusted EBITDA of $9.0 million, up 9% when compared to pre-pandemic profitability in 4Q19, especially considering that our Gross Bookings were only 75% of that quarter’s level. The improvement in profitability is even more impressive when setting aside Koin, our merchant payments solution in Brazil, in which we are investing to scale the business. When excluding Koin and Extraordinary Charges, Adjusted EBITDA rose 30% to $16.3 million compared to 4Q19. Further, while Gross Bookings increased a strong 46% sequentially, we effectively managed sales and marketing expenses, which rose at a far slower rate of 32%. Despegar’s encouraging fourth quarter results reflect the efforts we have made over the last two years to reduce our cost structure, capture synergies from acquisitions, diversify our revenue streams and increase profitability. These initiatives have significantly boosted our Company’s earnings power, which is growing with improving demand conditions that we benefited from this quarter.”

Our loyalty program also finished the year strongly, with membership nearly tripling sequentially to 2.8 million customers. We are also very pleased with the strong adoption of Koin´s merchant payment solution, which is setting the stage to become another key growth driver for Despegar.

Given the relevance of Brazil’s travel market and consistent with our M&A strategy to acquire new core competencies and broaden our product portfolio, we have agreed to acquire 51% of Stays, the leading channel manager in the vacation rental segment in that country.

Past inorganic as well as organic growth initiatives have enabled us to not only capture demand in recovering markets but also drive profitability, as Viajes Falabella demonstrated this quarter, having benefited from strong travel demand in Chile and Colombia.

While Omicron is still dampening travel trends in the current quarter, we anticipate seeing a recovery in travel purchases next quarter and expect to benefit from substantial pent-up demand during the remainder of the year,” concluded Mr. Scokin.

Operating and Financial Metrics Highlights
(In millions, except as noted)
	4Q21	4Q20	% Chg	4Q19	% Chg
Operating metrics
Number of transactions	2.339	1.257	86%	2.855	(18%)
Gross bookings	$958.8	$401.3	139%	$1,280.9	(25%)
Financial metrics
Revenues	$124.6	$53.2	134%	$145.6	(14%)
Net income (loss)	($10.7)	($28.8)	n.m.	($2.6)	n.m.
Net income (loss) attributable to Despegar.com, Corp	($10.2)	($28.6)	n.m.	($2.6)	n.m.
Adjusted EBITDA	$9.0	($19.3)	n.m.	$8.3	9%
EPS Basic [2]	($0.22)	($0.40)	n.m.	($0.04)	n.m.
EPS Diluted [2]	($0.22)	($0.40)	n.m.	($0.04)	n.m.

Extraordinary Charges
Adjusted EBITDA	$9.0	($19.3)	n.m.	$8.3	n.m.
Extraordinary cancellations due to COVID-19	(4.0)	(5.0)	n.m.	-	n.m.
Extraordinary restructuring and integration charges	(0.8)	(0.4)	n.m.	(2.2)	n.m.
Bad Debt due to exposure to Airlines in Chapter 11	0.9	1.1	n.m.	(2.0)	n.m.
Adjusted EBITDA (Excl. Extraordinary Charges)	$13.0	($14.9)	n.m.	$12.5	n.m.
Average Shares Oustanding - Basic (1)	82,008	71,501	15%	69,503	18%
Average Shares Oustanding - Diluted (1)	82,008	71,501	15%	69,503	18%
EPS Basic (Excl. Extraordinary Charges) (2)	(0.17)	(0.34)	n.m.	0.02	n.m..
EPS Diluted (Excl. Extraordinary Charges) (2)	(0.17)	(0.34)	n.m.	0.02	n.m.
(1) In thousands
(2) Round numbers
n.m.: Not Meaningful

Business Update on COVID-19

4Q21 Governmental Restrictions on Mobility and Impact on Industry Travel Dynamics

In Brazil, international and domestic travel restrictions were lifted in October and November, with the US opening its borders to Brazilians holding complete vaccination cards.

In October, activities in most of Mexico’s states remained subject to certain restrictions that were subsequently lifted in November, when land borders with the US were reopened. However, in December some activities were restricted again due to the spread of the new Omicron variant.

In Argentina, entry quotas for air passengers were eliminated starting in October, while the EU began accepting travelers from Argentina. In November, all foreign nationals were allowed to enter the country. On November 26, 2021, Argentina’s Central Bank banned credit card operators from financing payments through installment plans intended for purchasing international travel, including plane tickets and car rentals.

Starting in October, Chile began lifting travel restrictions, allowing non-vaccinated travelers to enter the country and ending the quarantine country-wide. Toward the end of October, the city of Santiago de Chile reinstated certain restrictions as a result of a spike in COVID cases at the time. In early December, border restrictions were lifted, although with the onset of the Omicron variant some restrictions were imposed.

Travel restrictions in Colombia remained limited during the quarter, although emergency measures and safety protocols were again implemented in December and remained in effect in February.

Overview of Fourth Quarter 2021 Results

Key Operating Metrics
(In millions, except as noted)
	4Q21		4Q20		% Chg	FX Neutral % Chg	4Q19		% Chg
	$	% of total	$	% of total			$	% of total
Gross Bookings	$958.8		$401.3		139%	158%	$1,280.9		(25%)
Average selling price (ASP) (in $)	$410		$319		28%	39%	$449		(9%)
Number of Transactions by Segment & Total
Air	1.3	55%	0.7	54%	88%		1.7	58%	(23%)
Packages, Hotels & Other Travel Products	1.1	45%	0.6	46%	83%		1.2	42%	(11%)
Total Number of Transactions	2.3	100%	1.3	100%	86%		2.9	100%	(18%)

Transactions reached 2.3 million in 4Q21, increasing 22% QoQ, mainly due to higher domestic travel demand in Brazil and Colombia and a recovery in both domestic and international travel in Argentina. On a year-over-year (“YoY”) basis, Transactions rose 86%, but were 18% below 4Q19 levels.

Gross Bookings increased 46% QoQ to $958.8 million, principally driven by 50% growth in Brazil together with increases of 128% and 112% in Chile and Argentina, respectively. On a YoY basis, Gross Bookings increased 139% and were 25% lower than 4Q19 levels.

Total international gross bookings increased 76% sequentially and reached 59% of 4Q19 levels, while domestic gross bookings were 31% higher QoQ, surpassing 4Q19 levels by 7%. Despite the solid growth in international travel, its recovery significantly trails the growth in domestic demand across the region, when compared to 4Q19 levels.

ASPs in 4Q21 increased 19% QoQ, mainly reflecting higher international travel, and rose 28% YoY to $410.0 per transaction. However, ASPs remained 9% below 4Q19 levels. On an FX neutral basis, ASPs increased 39% YoY.

Geographic Breakdown

Geographic Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
4Q21 vs. 4Q20 - As Reported

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	34%	51%	209%	86%
Gross Bookings	81%	62%	274%	139%
ASP ($)	35%	7%	21%	28%
Revenues				134%
Gross Profit				169%
4Q21 vs. 4Q20 - FX Neutral Basis

	Brazil	Mexico	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	34%	51%	209%	86%
Gross Bookings	86%	63%	325%	158%
ASP ($)	39%	8%	38%	39%
Revenues				153%
Gross Profit				186%

Brazil represented 33% of total Transactions in 4Q21, rising from 29% in 3Q21, a 40% QoQ increase in volume, reflecting an improvement in domestic air travel demand and also supported by growth in international transactions.

Gross Bookings increased 50% QoQ and 81% YoY. Compared to 4Q19, Gross Bookings were 44% lower, as a result of the pandemic’s impact on travel demand. ASPs increased 8% QoQ and 35% YoY, but were 20% below 4Q19 levels.

Mexico accounted for 22% of total Transactions in 4Q21, down from 27% in the previous quarter, reflecting a rise in travel demand in other geographies. Transactions decreased 1% QoQ while Gross Bookings increased 9% as a result of a 10% rise in ASPs.

Transactions and Gross Bookings in Mexico increased YoY by 51% and 62%, respectively, due to a rise in travel demand. Compared to 4Q19, Transactions increased 24% while Gross Bookings rose 20%, reflecting the contribution of Best Day, acquired in October 2020. ASPs posted an increase of 7% YoY and a decrease of 3% when compared to 4Q19.

Across the Rest of Latin America, Transactions and Gross Bookings increased QoQ by 25% and 64%, respectively, as Chile and Colombia benefitted from a recovery in international ASPs. Compared to 4Q20, Transactions and Gross Bookings rose 209% and 274%. In comparison with 4Q19, Transactions and Gross Bookings were 21% and 22% lower, respectively. ASPs increased 31% QoQ, 21% YoY and decreased 1% compared to 4Q19.

Revenue

Revenue Breakdown

	4Q21		4Q20		% Chg	4Q19		% Chg
	$	% of total	$	% of total		$	% of total
Revenue by business segment (in $Ms) (Excluding Cancellations)
Air	$48.7	39%	$19.1	36%	156%	$53.3	37%	(9%)
Packages, Hotels & Other Travel Products	$74.7	60%	$34.2	64%	119%	$92.3	63%	(19%)
Unallocated	$1.1	1%	–	n.m	n.m	–	n.m.	n.m
Total Revenue	$124.6	100%	$53.2	100%	134%	$145.6	100%	(14%)

Total revenue margin	13.0%		13.3%		(28) bps	11.4%		+162 bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	($4.0)	–	($5.0)	–	n.m.	–	–	n.m.
Total Revenue (Excluding Extraordinary Charges)	$128.5		$58.2		121%	$145.6		(12%)

Total revenue margin (Excluding Extraordinary Charges)	13.4%		14.5%		(110) bps	11.4%		+204 bps

On a QoQ basis, Revenues increased 49% to $124.6 million in 4Q21, consistent with growth in Gross Bookings and Revenue Margin. Extraordinary cancellations declined 39% in the period to $4.0 million, following reduced travel restrictions. Excluding Extraordinary Cancellations in both quarters, Revenues would have increased 43% to $128.5 million.

Revenue Margin increased 31 bps to 13.0%. When excluding extraordinary cancellations in both quarters, revenue margin decreased 27 bps to 13.4%, reflecting additional investments in Despegar’s business levers in specific markets demonstrating a strong recovery in demand.

On a YoY basis, Revenues grew 134% to $124.6 million, while Extraordinary Cancellations decreased 20% to $4.0 million. Excluding extraordinary cancellations, Revenues would have risen 121% to $128.5 million.

Compared to 4Q19, Revenues decreased only 14%, a result of a 25% comparable decline in Gross Bookings that was partially offset by a higher Revenue Margin. During this period, industry air passenger traffic in the region contracted 31%. When Excluding Extraordinary Cancellations, revenues would have been 12% below 4Q19 levels.

Revenue Margin in 4Q21 was 13.0%, up 162 bps as compared to 4Q19, driven by the contribution from Best Day, and higher up-front incentives and customer fees. Revenue Margin Excluding Extraordinary Cancellations would have increased 204 bps to 13.4%, from 11.4% in 4Q19.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	4Q21	4Q20	% Chg	4Q19	% Chg
Revenue	$124.6	$53.2	134%	$145.6	(14%)
Revenue Margin	13.0%	13.3%	(28) bps	11.4%	+162 bps
Cost of Revenue	$50.9	$25.8	97%	$51.4	(1%)
Cost of Revenue as a % of GB	5.3%	6.4%	(113) bps	4.0%	+129 bps
Gross Profit	$73.7	$27.4	169%	$94.2	(22%)
Gross Profit as a % of GB	7.7%	6.8%	+86 bps	7.4%	+33 bps

Extraordinary Charges
Total Revenue	$124.6	$53.2		$145.6
Extraordinary Cancellations due to COVID-19	($4.0)	($5.0)	n.m.	-	n.m.
Total Revenue (Excl. Extraordinary Charges)	$128.5	$58.2	121%	$145.6	(12%)
Revenue (Excl. Extraordinary Charges) as a % of GB	13.4%	14.5%	(110) bps	11.4%	+204 bps
Total Cost of Revenue	$50.9	$25.8		$51.4
Extraordinary restructuring and integration charges	($0.2)	(0.2)	n.m.	-	n.m.
Total Cost of Revenue (Excl. Extraordinary Charges)	$50.7	$25.6	98%	$51.4	(1%)
Cost of Revenue (Excl. Extraordinary Charges) as a % of GB	5.3%	6.4%	(109) bps	4.0%	+127 bps
Gross Profit / (Loss) (Excl. Extraordinary Charges)	$77.9	$32.6	139%	$94.2	(17%)
Gross Profit / (Loss) (Excl. Extraordinary Charges) as a % of GB	8.1%	8.1%	(1) bps	7.4%	+76 bps

Cost of Revenue is mainly comprised of credit card processing fees, bank fees related to customer financing installment plans and fulfillment center expenses.

Gross profit increased 73% QoQ during 4Q21 to a record $73.7 million since the onset of the pandemic, with the gross margin expanding 799 bps to 59%. Excluding Extraordinary Charges, Gross Profit would have been $77.9 million, with a gross margin of 61%.

On a QoQ basis, Cost of Revenue increased 25%, reflecting the 22% increase in Transactions, together with increased installment costs related to Company investments in markets with higher demand. Credit card purchasing fees also contributed to this increase, partially offset by operating leverage associated with fulfillment center costs.

Gross Profit, excluding Extraordinary Cancellations and other one-time charges in both periods, would have increased 56% QoQ to $77.9 million, exceeding the 43% increase in comparable Revenues.

On a YoY basis, Cost of Revenue rose 97% to $50.9 million, mainly resulting from (i) higher installment costs and credit card processing fees, and (ii) an increase in fulfillment center costs related to travel arrangements impacted by COVID-19.

Gross Profit increased 169% to $73.7 million, from $27.4 million in 4Q20. Excluding Extraordinary Charges, Gross Profit would have been $77.9 million, compared to $32.6 million in the same period last year, an increase of 139%.

Compared to 4Q19, Cost of Revenue decreased 1% due to lower Transaction volume, partially offset by increased fulfillment center costs associated with higher customer service demand in the context of the pandemic. During the same period, Gross Profit declined 22%, or a decrease of 17% when excluding Extraordinary Charges.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	4Q21	4Q20	% Chg	4Q19	% Chg
Selling and marketing	$34.6	$13.2	163%	$49.6	(30%)
S&M as a % of GB	3.6%	3.3%	+33 bps	3.9%	(27) bps
General and administrative	$21.6	$29.5	(27%)	$26.0	(17%)
G&A as a % of GB	2.3%	7.3%	(510) bps	2.0%	+22 bps
Technology and product development	$19.5	$17.2	14%	$18.7	5%
T&C as a % of GB	2.0%	4.3%	(224) bps	1.5%	+58 bps
Impairment of long-lived assets	–	$0.6	n.m.	–	n.m.
Total operating expenses	$75.7	$60.4	25%	$94.2	(20%)
Operating Expenses as a % of GB	7.9%	15.0%	(716) bps	7.4%	+53 bps

Extraordinary Charges
Total Operating Expenses	$75.7	$60.4	25%	$94.2	(20%)
Extraordinary restructuring and integration charges	(0.6)	(9.9)	n.m.	(2.2)	n.m.
Bad Debt due to exposure to Airlines in Chapter 11	0.9	1.1	n.m.	(2.0)	n.m.
Total operating expenses (Excl. Extraordinary Charges)	$75.9	$51.5	47%	$90.0	(16%)
Operating expenses (Excl. Extraordinary Charges) as a % of GB	7.9%	12.8%	(492) bps	7.0%	+88 bps

On a QoQ basis, Operating Expenses increased 16% to $75.7 million, a similar level when excluding Extraordinary Charges in both periods. The increase in operating expenses was below the growth in Transactions and Gross Bookings. When excluding the Best Day and Koin acquisitions as well as Extraordinary Charges, Operating Expenses would have risen 27%, principally reflecting investments in performance marketing in some of the Company’s core markets.

Structural Costs (management proxy for fixed costs)1 increased 3% sequentially to $37.9 million in 4Q21, mainly due to a 6% increase in payroll costs related to salary adjustments in Argentina.

On a YoY basis, Operating Expenses rose 25% to $75.7 million, mainly due to increased S&M spending in the context of improving travel demand and higher marketing investments. This was partially offset mainly by lower one-time G&A expenses in 4Q21.

When excluding Extraordinary Charges and the Best Day and Koin acquisitions, total operating expenses would have risen 30% to $57.1 million.

Structural Costs (management proxy for fixed costs)1 increased 31% YoY to $37.9 million, reflecting the impact of accelerated salary inflation in Argentina and the reinstatement of short-term incentives.

Compared to 4Q19, Operating Expenses declined 20% to $75.7 million, principally resulting from lower S&M expenses related to lower Gross Bookings. Excluding Extraordinary Charges and the Best Day and Koin acquisitions, Operating Expenses would have declined 37% to $57.1 million, mainly due to decreases in both S&M and G&A expenses.

[1]	See definition on page 12

Selling and Marketing (“S&M”) expenses rose 163% YoY to $34.6 million, an increase of 33 bps as a percentage of Gross Bookings when compared to 4Q20. This increase reflects branding and performance marketing investments in countries with strong recovery trends. This spend was partially offset by operating leverage gained in offline channels. Compared to 4Q19, S&M expenses as a percentage of Gross Bookings were 27 bps lower. Excluding Extraordinary Charges in 4Q21 and the contribution of Best Day and Koin in both quarters, S&M expenses would have increased 389% YoY to $26.0 million, although 47% below the level reported in 4Q19, reflecting increases in marketing investments.

General and Administrative (“G&A”) expenses declined 27% YoY to $21.6 million and were 17% below those in 4Q19. G&A expenses would have declined 36% YoY to $14.2 million, when excluding Extraordinary Charges and the cost contribution of Best Day and Koin in both quarters. Higher efficiencies achieved through the Company’s reorganization implemented in 2020 yielded a 39% decrease in G&A compared to 4Q19, when adjusting for Best Day, Koin and Extraordinary Charges.

Technology and Product Development expenses totaled $19.5 million, increasing 14% YoY and 5% when compared to 4Q19. Both increases resulted mainly from the inclusion of Best Day and Koin, which added $2.5 million in related expenses. Excluding Extraordinary Charges and costs associated with Best Day and Koin in both periods, Technology and Product Development costs would have increased 3% YoY. Comparable Technology and Product Development costs were 4% below 4Q19 levels, as Despegar streamlined related operations, while maintaining its development capabilities.

Financial Income/Expense

In 4Q21, Despegar reported a net financial loss of $3.8 million, compared to a net financial loss of $2.1 million in 4Q20. This was mainly due to costs associated with hedging activities and to FX losses incurred as a result of intercompany transactions. These costs were partially offset by certain FX gains in connection with Despegar’s cash position and current liabilities, among other balance sheet items.

Income Taxes

The Company reported an income tax gain of $5.3 million in 4Q21, compared to $8.2 million in 4Q20. The effective tax rate in 4Q21 was 107%, compared to 24% in 4Q20. The variation in the effective tax rate was mainly due to the following: i) a reduction in a portion of valuation allowances related to net operating losses in Brazil, Colombia, Peru and Argentina, following updated recoverability analyses for the coming years, and ii) incremental income tax withholdings.

Adjusted EBITDA

Adjusted EBITDA Reconciliation
(In millions, except as noted)
	4Q21	4Q20	% Chg	4Q19	% Chg
Net income/ (loss)	($10.7)	($28.8)	(63%)	($2.6)	306%
Add (deduct):
Financial expense, net	$3.8	$2.1	83%	$6.7	(43%)
Income tax expense	$5.3	($8.3)	(164%)	($4.1)	(230%)
Depreciation expense	$1.5	$1.8	(15%)	$1.1	37%
Amortization of intangible assets	$6.9	$6.9	0%	$5.1	35%
Share-based compensation expense	$2.2	$2.6	(14%)	$2.1	6%
Impairment of long-lived assets	–	$0.6	n.m.	–	n.m.
Restructuring charges	–	$2.4	n.m.	–	n.m.
Acquisition transaction costs	–	$1.5	n.m.	–	n.m.
Adjusted EBITDA	$9.0	($19.3)	n.m.	$8.3	n.m.

Extraordinary Charges
Adjusted EBITDA	$9.0	($19.3)		$8.3
Extraordinary cancellations due to COVID-19	(4.0)	(5.0)	n.m.	-	n.m.
Extraordinary restructuring and integration charges	(0.8)	(0.4)	n.m.	(2.2)	n.m.
Bad Debt due to exposure to Airlines in Chapter 11	0.9	1.1	n.m.	(2.0)	n.m.
Adjusted EBITDA (Excl. Extraordinary Charges)	$13.0	($14.9)	n.m.	$12.5	n.m.

During 4Q21, Adjusted EBITDA increased to $9.0 million, from $8.3 million in 4Q19, even while Gross Bookings reached only 75% of 4Q19 levels. 4Q21 profitability compares with Adjusted EBITDA losses of $10.3 million in 3Q21 and $19.3 million in 4Q20.

Excluding Extraordinary Charges of $3.9 million principally related to cancellations in 4Q21 and restructuring charges in both periods, Adjusted EBITDA would have been $13.0 million in 4Q21, a record since 1Q19, and 4% higher compared to $12.5 million in 4Q19. In 3Q21 and 4Q20, Despegar posted comparable Adjusted EBITDA losses of $10.3 million and $14.9 million, respectively.

Balance Sheet and Cash Flow

The majority of Despegar’s cash balance is held in U.S. dollars in the United States and United Kingdom. Foreign currency exposure is minimized by managing natural hedges, netting the Company’s current assets and current liabilities in similarly denominated foreign currencies, and by managing short term loans and investments for hedging purposes.

Despegar generated $0.5 million in cash from operating activities in 4Q21, compared with use of cash of $30.8 million in 3Q21 and $43.1 million in 4Q20 and with cash generation of $15.3 million in 4Q19.

In 4Q21, funds from operations reflected (i) a net loss of $10.7 million, (ii) more than offset by $16.5 million in non-cash adjustments, mainly amortization of intangible assets, and by stock based compensation expenses, among other costs, and (iii) a $5.2 million investment in operating working capital.

Working capital investments in 4Q21 reflect increases of $54.0 million in accounts receivables and related party receivables, partially offset by an increase of $42.5 million in travel payables and related party payables.

Cash and cash equivalents, including restricted cash, increased $3.0 million QoQ to $279.2 million as of December 31, 2021, mainly due to an $11.9 million short term loan obtained in Chile. Aggregate Net Operational Short-term Obligations remained relatively flat at $197.9 million on a QoQ basis.

Recent Events

On January 13 2022, the Company reached an agreement to acquire a 51% ownership stake in Stays, Brazil’s leading vacation rental channel manager for a total price of R$15.7 million (approximately $3.1 million). Stays is also a preferred integration partner of alternative accommodations for leading international booking platforms. Completion of the transaction is subject to customary closing conditions.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830, the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the net financial income/(expense) line of the income statement instead of other comprehensive income.

Non-GAAP Financial Information

This earnings release includes certain references to Adjusted EBITDA, a non-GAAP financial measure. For the year ended December 31, 2020, Despegar changed the calculation of Adjusted EBITDA reported to the chief operating decision maker to exclude restructuring charges and acquisition costs.

Despegar has calculated Adjusted EBITDA as net loss for the quarter exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs. Adjusted EBITDA is not prepared in accordance with U.S. GAAP. Accordingly, you are cautioned not to place undue reliance on this information and should note that Adjusted EBITDA, as calculated by us, may differ materially from similarly titled measures reported by other companies, including our competitors.

4Q21 Earnings Conference Call

When:	8:00 a.m. Eastern time, Mar 10, 2022

Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations

Dial-in:	1 844 200 6205 (U.S. domestic); 1 646 904 5544 (International)

Pre-Register: Please use this link to pre-register for this conference call. Callers who pre-register will be given a unique PIN to gain immediate access to the call and bypass the live operator.

Webcast: CLICK HERE

Definitions and concepts

In 4Q21

Adjusted EBITDA: is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Aggregate Net Operational Short-term Obligations: consists of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivable.

Average Selling Price (“ASP”): reflects Gross Bookings divided by the total number of Transactions.

Gross Bookings: Gross Bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors Gross Bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: extraordinary events that lead to further non regular expenses, such as: i) Extraordinary Cancellations; ii) extraordinary restructuring charges and bad debt provisions for airlines that have entered into Chapter 11, among others.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of the quarter and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Transactions: The number of Transactions for a period is an operating measure that represents the total number of customer orders completed on Despegar’s platforms in such period. The number of Transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike Gross Bookings, the number of Transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which primarily consists of facilitation services for the sale of airline tickets on a stand-alone basis and excludes airline tickets that are packaged with other non-airline flight products, and (2) Packages, Hotels and Other Travel Products, which primarily consists of facilitation services for the sale of travel packages (which can include airline tickets and hotel rooms), as well as stand-alone sales of hotel rooms (including vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services. Both segments also include sale of advertisements and, to a lesser extent, incentives earned from suppliers and interest revenue.

Revenue: The Company reports its revenue on a net basis for the majority of its transactions, deducting cancellations and amounts collected as sales taxes. The Company presents its revenue on a gross basis for some transactions when it pre-purchases flight seats. These transactions have been limited to date. Despegar derives substantially all of its revenue from commissions and incentive fees paid by its travel suppliers and service fees paid by the travelers for transactions through its platform. To a lesser extent, Despegar also derives revenue from advertising and other sources (i.e. destination services, loyalty and interest revenue).

Revenue Margin: calculated as revenue divided by Gross Bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Despegar’s most significant market, Brazil, and the rest of South America where Despegar operates, are located in the Southern hemisphere where summer runs from December 1 to February 28 and winter runs from June 1 to August 31. Despegar’s most significant market in the Northern hemisphere is Mexico where summer runs from June 1 to August 31 and winter runs from December 1 to February 28. Accordingly, traditional leisure travel bookings in the Southern hemisphere are generally the highest in the third and fourth quarters of the year as travelers plan and book their winter and summer holiday travel. The number of bookings typically decreases in the first quarter of the year. In the Northern hemisphere, bookings are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. The seasonal revenue impact is exacerbated with respect to income by the nature of variable cost of revenue and direct sales and marketing costs, which is typically realized in closer alignment to booking volumes, and the more stable nature of fixed costs.

Structural Costs: Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e. primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, netting of capitalized IT and impairment charges. The estimates above do not include any costs that the Company may incur in connection with acquisitions, nor any extraordinary items related to the Company’s reorganization.

About Despegar.com

Despegar is the leading online travel company in Latin America. For over two decades, it has revolutionized the tourism industry through technology. With its continuous commitment to the development of the sector, Despegar today is comprised of a consolidated Group that includes Best Day, Viajes Falabella and Koin, (the Company’s fintech business) in turn becoming one of the most relevant companies in the region and able to offer a tailor-made experience for more than 29 million customers.

Despegar operates in 20 countries in the region, accompanying Latin Americans from the moment they dream of traveling until they share their memories. With the purpose of improving people's lives and transforming the shopping experience, it has developed alternative payment methods and financing, democratizing access to consumption and bringing Latin Americans closer to their next travel experience. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

About This Press Release

This press release does not contain sufficient information to constitute a complete set of interim financial statements in accordance with U.S. GAAP. The financial information is this earnings release has not been audited.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have or when travel will resume at pre-pandemic levels. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month periods ended December 31, 2021 and 2020 (in thousands U.S. dollars, except as noted)

Profit & Loss Statement

	4Q21	4Q20	% Chg
Revenue	124,556	53,246	134%
Cost of revenue	50,857	25,832	97%
Gross profit	73,699	27,414	169%
Operating expenses
Selling and marketing	34,582	13,160	163%
General and administrative	21,574	29,490	(27%)
Technology and product development	19,507	17,152	14%
Impairment of long-lived assets	-	593	n.m.
Total operating expenses	75,663	60,395	25%

Equity Income / (Loss)	343	(2,059)	n.m.
Operating (loss) / income	(1,621)	(35,040)	n.m.
Net financial income (expense)	(3,835)	(2,095)	n.m.
Net (loss) / income before income taxes	(5,456)	(37,135)	n.m.
Income tax (benefit) / expense	5,289	(8,298)	n.m.
Net (loss) / income	(10,745)	(28,837)	n.m.
Net (income) / loss attributable to non controlling interest	526	213	n.m.
Net income (loss) attributable to Despegar.com, Corp	(10,219)	(28,624)	n.m.

1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	1Q20	2Q20	3Q20	4Q20	1Q21	2Q21	3Q21	4Q21
FINANCIAL RESULTS
Revenue	$76,082	($9,734)	$11,740	$53,246	$51,850	$63,069	$83,368	$124,556
Revenue Recognition Adjustment
Cost of revenue	33,495	13,801	12,390	25,832	29,610	35,838	40,698	50,857
Gross profit	42,587	(23,535)	(650)	27,414	22,240	27,231	42,670	73,699
Operating expenses
Selling and marketing	31,985	6,848	5,299	13,160	15,382	19,188	26,138	34,582
General and administrative	18,023	24,391	22,818	29,490	20,630	25,287	19,416	21,574
Technology and product development	17,154	18,415	14,322	17,152	17,460	18,344	19,432	19,507
Impairment of long-lived assets	-	1,324	-	593	5,106	-	-	-
Total operating expenses	67,162	50,978	42,439	60,395	58,578	62,819	64,986	75,663

Equity Income / (Loss)				(2,059)	376	(348)	(29)	343
Operating income	(24,575)	(74,513)	(43,089)	(35,040)	(35,962)	(35,936)	(22,345)	(1,621)
Net financial income (expense)	10,061	9,428	(4,484)	(2,095)	(1,309)	(1,835)	(3,254)	(3,835)
Net income before income taxes	(14,514)	(65,085)	(47,573)	(37,135)	(37,271)	(37,771)	(25,599)	(5,456)
Adj. Net Income tax expense	709	(8,011)	(5,838)	(8,298)	292	(6,413)	(1,654)	5,289
Income tax expense	709	(8,011)	(5,838)	(8,298)	292	(6,413)	(1,654)	5,289
Adjustment
Net income /(loss)	(15,223)	(57,074)	(41,735)	(28,837)	(37,563)	(31,358)	(23,945)	(10,745)
Net (income) / loss attributable to non controlling interest			$69	$213	$180	$258	$273	$526
Net income (loss) attributable to Despegar.com, Corp	(15,223)	(57,074)	(41,666)	(28,624)	(37,383)	(31,100)	(23,672)	(10,219)
Adjusted EBITDA	($13,862)	($57,444)	($31,246)	($19,261)	($20,024)	($22,256)	($10,345)	$9,026

Net income/ (loss)	($15,223)	($57,074)	($41,735)	($28,837)	($37,563)	($31,358)	($23,945)	($10,745)
Add (deduct):
Financial expense, net	(10,061)	(9,428)	4,484	2,095	1,309	1,835	3,254	3,835
Income tax expense	709	(8,011)	(5,838)	(8,298)	292	(6,413)	(1,654)	5,289
Depreciation expense	1,851	1,782	2,597	1,751	1,569	1,401	2,451	1,497
Amortization of intangible assets	4,939	5,501	4,370	6,889	7,095	6,827	6,457	6,909
Share-based compensation expense	2,174	113	2,427	2,598	2,149	5,444	3,092	2,241
Impairment of long-lived assets	–	1,324	–	593	5,106	–	–	–
Restructuring charges	1,749	7,249	1,949	2,413	19	8	–	–
Acquisition transaction costs	–	1,100	500	1,535	–	–	–	–
Adjusted EBITDA	($13,862)	($57,444)	($31,246)	($19,261)	($20,024)	($22,256)	($10,345)	$9,026

Unaudited Consolidated Balance Sheets as of December 31, 2021 and September 30, 2021 (in thousands U.S. dollars, except as noted)

	As of December 31, 2021	As of September 30, 2021
ASSETS
Current assets
Cash and cash equivalents	246,078	263,204
Restricted cash and cash equivalents	33,145	12,988
Accounts receivable, net of allowances	136,618	91,516
Related party receivable	15,353	11,929
Other current assets and prepaid expenses	55,779	46,207
Total current assets	486,973	425,844
Non-current assets
Other Assets	84,102	81,287
Restricted cash and cash equivalents	–	–
Right of use	27,240	28,606
Property and equipment net	14,525	14,335
Intangible assets, net	88,483	89,403
Goodwill	122,426	122,560
Total non-current assets	336,776	336,191
TOTAL ASSETS	823,749	762,035
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	51,577	39,366
Travel suppliers payable	263,530	230,857
Related party payable	34,772	29,762
Loans and other financial liabilities	15,301	4,286
Deferred Revenue	13,556	12,252
Other liabilities	78,923	71,905
Contingent liabilities	9,156	7,869
Lease liabilities	6,938	6,848
Total current liabilities	473,753	403,145
Non-current liabilities
Other liabilities	38,010	38,885
Contingent liabilities	25,281	23,870
Long term debt	11,382	12,241
Lease liabilities	20,937	22,455
Related party liability	125,000	125,000
Total non-current liabilities	220,610	222,451
TOTAL LIABILITIES	694,363	625,596

Series A non-convertible preferred shares	109,565	102,808
Series B convertible preferred shares	46,700	46,700
Redeemable non-controlling interest	2,596	2,525
Mezzanine Equity	158,861	152,033

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	279,931	276,557
Additional paid-in capital	350,001	358,848
Other reserves	(728)	(728)
Accumulated other comprehensive income	(17,860)	(19,669)
Accumulated losses	(572,552)	(562,335)
Treasury Stock	(68,267)	(68,267)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	(29,475)	(15,594)
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	823,749	762,035

Unaudited Statements of Cash Flows for the three-month periods ended December 31, 2021 and 2020 (in thousands U.S. dollars, except as noted)

	3 months ended December 31,
	2021	2020
Cash flows from operating activities
Net loss	($10,745)	($28,837)
Adjustments to reconcile net income to net cash flow from operating activities
Net loss attributable to redeemable non-controlling interest	$526	$214
Unrealized foreign currency translation losses	($997)	$4,732
Depreciation expense	$1,498	$1,751
Amortization of intangible assets	$6,909	$6,889
Impairment of long-lived assets	–	$593
Disposals of property and equipment	($1,016)	$1,875
Earnout	($924)	$2,239
Indemnity	$924	($2,239)
Investments in other subsidiaries	($343)	$2,059
Stock based compensation expense	$3,402	$2,598
Amortization of Right of use	$1,318	$847
Interest and penalties	$561	$1,412
Income taxes	($228)	($7,045)
Allowance for doubtful accounts	$2,910	($6,173)
Breakage related to loyalty programs	($673)
Provision for contingencies	$2,655	$8,930
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable net of allowances	($50,576)	(20,970)
(Increase) / Decrease in related party receivables	($3,408)	(1,497)
(Increase) / Decrease in other assets and prepaid expenses	($14,170)	12,833
Increase / (Decrease) in accounts payable and accrued expenses	$12,779	(3,149)
Increase / (Decrease) in travel suppliers payable	$38,160	(15,201)
Increase / (Decrease) in other liabilities	$6,745	(6,521)
Increase / (Decrease) in contingencies	$159	(2,520)
Increase / (Decrease) in related party liabilities	$4,360	4,519
Increase / (Decrease) in lease liability	($1,345)	(587)
Increase / (Decrease) in deferred revenue	2,062	165
Net cash flows provided by / (used in) operating activities	543	(43,083)
Cash flows from investing activities
(Increase)/ Decrease in short term investments	–	–
Payment for acquired businesses, net of cash acquired	–	8,167
Acquisition of property and equipment	(802)	(1,090)
Increase of intangible assets including internal-use software and website development	(5,893)	(820)
(Increase) / Decrease in restricted cash and cash equivalents	–	–
Net cash flows used in investing activities	(6,695)	6,257
Cash flows from financing activities
Net (decrease) / increase of short term debt	10,430	(14,288)
Increase in long-term debt	88	(18,875)
Decrease in long-term debt	(582)	33,001
Payment of dividends to stockholders	(505)	(553)
Capital Contributions	201	18
Issuance of cost from private investment	–	(1,676)
Net cash flows provided by financing activities	9,632	(2,373)
Effect of exchange rate changes on cash and cash equivalents	(449)	3,827
Net increase / (decrease) in cash and cash equivalents	3,031	(35,372)
Cash and cash equivalents as of beginning of the period	276,192	385,857
Cash and cash equivalents as of end of the period	279,223	350,485

Use of Non-GAAP Financial Measures

This earnings release includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is calculated as net income/(loss) exclusive of financial income/(expense), income tax, depreciation and amortization, impairment charges, stock-based compensation expense, restructuring charges and acquisition transaction costs.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors.

Adjusted EBITDA excluding Extraordinary Charges: is Adjusted EBITDA as defined before excluding the impact of Extraordinary Charges

Earnings per share (EPS) excluding Extraordinary Charges is calculated dividing Net Income/Loss excluding the impact of Extraordinary Charges by weighted average shares outstanding (WASO).

To supplement its consolidated financial statements presented in accordance with U.S. GAAP, the Company presents foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2020 and applying them to the corresponding months in 2021, so as to calculate what results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month periods ended December 31, 2021 and 2020

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
4Q21 vs. 4Q20 - As Reported

	Brazil			Mexico			Rest of Latin America			Total
	4Q21	4Q20	% Chg.	4Q21	4Q20	% Chg.	4Q21	4Q20	% Chg.	4Q21	4Q20	% Chg.
Transactions ('000)	778	579	34%	508	337	51%	1,053	341	209%	2,338.7	1,257	86%
Gross Bookings	277	153	81%	188	116	62%	494	132	274%	959	401	139%
ASP ($)	356	264	35%	371	345	7%	469	387	21%	410	319	28%
Revenues										125	53	134%
Gross Profit										74	27	169%
4Q21 vs. 4Q20 - FX Neutral Basis

	Brazil			Mexico			Rest of Latin America			Total
	4Q21	4Q20	% Chg.	4Q21	4Q20	% Chg.	4Q21	4Q20	% Chg.	4Q21	4Q20	% Chg.
Transactions ('000)	778	579	34%	508	337	51%	1,053	341	209%	2,338.7	1,257	86%
Gross Bookings	285	153	86%	190	116	63%	561	132	325%	1,036	401	158%
ASP ($)	366	264	39%	374	345	8%	532	387	38%	443	319	39%
Revenues										135	53	153%
Gross Profit										79	27	186%

Contacts

IR
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: March 10, 2022